Exhibit 99.1

BCE INC.

Safe harbour notice concerning

forward-looking statements

February 4, 2021

Safe harbour notice concerning forward-looking statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, dated February 4, 2021, and certain oral statements made by our senior management during BCE’s 2021 financial guidance call held on February 4, 2021 (BCE’s 2021 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow)1, BCE’s 2021 annualized common share dividend and dividend payout ratio, BCE’s anticipated capital expenditures and the benefits expected to result therefrom, including its two-year increased capital investment program to accelerate fibre, wireless-to-the-premise (WTTP) and Fifth Generation (5G) footprint expansion, expected revenue and adjusted EBITDA growth in 2021 in all our business segments, expected improvement in average billing per user (ABPU) trajectory in our Bell Wireless segment as the year progresses, expected growth in Internet market share in 2021, the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, the expectation of 2021 being a transition year towards returning to pre-pandemic financial performance levels, our expected cash pension funding, the expected level of our net debt leverage ratio in 2021, the expectation that BCE’s liquidity position will enable funding of our accelerated capital spending plan and wireless spectrum investments, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, or made orally during BCE’s 2021 Financial Guidance Call, are made as of February 4, 2021 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material assumptions for a description of

1 Refer to footnotes 2 to 6 in Section A entitled Forward-looking statements for a definition of, and other information concerning, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow.

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the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call” and made orally during BCE’s 2021 Financial Guidance Call. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which we cannot predict, we believe that these assumptions were reasonable at February 4, 2021. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section C entitled Business risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call” and made orally during BCE’s 2021 Financial Guidance Call. We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, or made orally during BCE’s 2021 Financial Guidance Call, do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, or made orally during BCE’s 2021 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A. FORWARD-LOOKING STATEMENTS	2

B. MATERIAL ASSUMPTIONS	3

C. BUSINESS RISKS	7

I. PRINCIPAL CONSOLIDATED BUSINESS RISKS	7
II. PRINCIPAL SEGMENTED BUSINESS RISKS	15
III. RISKS RELATING TO OUR REGULATORY ENVIRONMENT	18
IV. OTHER PRINCIPAL BUSINESS RISKS	27

Sections A, B and C of this Safe harbour notice concerning forward-looking statements (Safe Harbour Notice) contain, respectively, a description of:

●	the principal elements of BCE’s financial guidance contained in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”

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the principal assumptions made by BCE in developing its forward-looking statements set out in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, or made orally during BCE’s 2021 Financial Guidance Call

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the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our forward-looking statements set out in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”, or made orally during BCE’s 2021 Financial Guidance Call

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2021, as set out in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call”.

BCE	Guidance for 2021

Revenue growth	2% - 5%
Adjusted EBITDA[2] growth	2% - 5%
Capital intensity[3]	18% - 20%
Adjusted net earnings per common share (Adjusted EPS) growth[4,5]	1% - 6%
Free cash flow[4,6]	$2,850 million - $3,200 million
Annualized common share dividend[7]	$3.50 per share

2 The term adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.

3 Capital intensity means capital expenditures divided by operating revenues.

4 In the second quarter of 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

5 The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

6 The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

7 Subject to dividends being declared by the board of directors of BCE.

B. MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing its forward-looking statements, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward- looking statements are subject to various factors and, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements.

In addition, BCE’s forward-looking statements for periods subsequent to 2021 involve longer-term assumptions and estimates than forward-looking statements for 2021 and are consequently subject to greater uncertainty. In particular, the nature and value of capital investments planned to be made by BCE over the next two years assume our ability to access or generate the necessary sources of capital. However, there can be no assurance that the required sources of capital will be available with the result that the actual capital investments made by BCE could materially differ from current expectations.

Economic assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve. Notably, it is assumed that the vaccine rollout proceeds largely as announced by governments and that Canada, other advanced economies and China achieve broad immunity by the end of 2021. In particular, we have assumed:

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Strong rebound in economic growth after the first quarter of 2021 as the economy recovers from the significant impacts of the COVID-19 pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4% on average in 2021, following a decline of about 5.5% in 2020

●	Recovery of consumer confidence and elevated levels of disposable income

●	Strengthening business investment outside the oil and gas sector as uncertainty recedes

●	Employment gains expected in 2021, despite ongoing challenges in some sectors

●	Accelerating trend toward e-commerce

●	Low immigration levels until international travel and/or health-related restrictions are lifted

●	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future

●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

●	Higher, but slowing, wireless industry penetration

●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors

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While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

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Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Operational and financial assumptions

Our forward-looking statements are also based on various internal operational and financial assumptions.

Operational assumptions

We have made the following internal operational assumptions with respect to our Bell Wireless, Bell Wireline and Bell Media segments:

Bell Wireless

●	Maintain our market share of national operators’ wireless postpaid net additions

●	Continued growth of our prepaid subscriber base

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Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 5G, Fourth Generation long-term evolution (4G LTE) and LTE-Advanced (LTE-A) devices and new data services

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Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada, and expansion of LTE-A network coverage to approximately 96% of the Canadian population

●	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans

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Unfavourable impact on blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic, reduced data overage revenue due to continued adoption of unlimited plans and the impact of a higher prepaid mix in our overall subscriber base

●	Increased adoption of unlimited data plans and installment payment plans

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Bell Wireline

●	Continued growth in retail Internet and Internet protocol television (IPTV) subscribers

●	Increasing wireless and Internet-based technological substitution

●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

●	Continued large business customer migration to IP-based systems

●	Ongoing competitive repricing pressures in our business and wholesale markets

●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

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Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

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Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Bell Media

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Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of COVID-19 on many sectors of the economy.

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Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

●	Continued scaling of Crave through broader content offering and user experience improvements

●	Investment in Noovo news and more French-language originals to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

●	Enhanced market-leading attribution through our Strategic Audience Management tool (SAM)

●	Ability to successfully acquire and produce highly rated programming and differentiated content

●	Building and maintaining strategic supply arrangements for content across all screens and platforms

●	Continued monetization of content rights and Bell Media properties across all platforms

●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial assumptions

We have made the following internal financial assumptions with respect to BCE for 2021:

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Total post-employment benefit plans cost to be approximately $300 million, based on an estimated accounting discount rate of 2.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $25 million

●	Increase in depreciation and amortization expense of approximately $200 million to $250 million compared to 2020

●	Interest expense and payments of approximately $1,050 million to $1,100 million

●	An effective tax rate of approximately 27%

●	NCI of approximately $60 million

●	Total cash pension and other post-employment benefit plan funding of approximately $350 million to $375 million

●	Cash income taxes of approximately $800 million to $900 million

●	Average number of BCE common shares outstanding of approximately 905 million

●	An annual common share dividend of $3.50 per share

C. BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 4, 2021 in the presentation entitled “Q4 2020 Results & 2021 Financial Guidance Call” and during BCE’s 2021 Financial Guidance Call. Since the realization of our forward- looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, risks related to the COVID-19 pandemic and the economy, as well as competitive, regulatory, security, technological, operational, financial and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements. Forward-looking statements for periods beyond 2021 assume, unless otherwise indicated, that the competitive, regulatory, security, technological, operational, financial and other risks described in this Safe Harbour Notice will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic and general economic conditions in future years.

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can. The actual effect of any event on our business, financial condition, liquidity, financial results or reputation could be materially different from what we currently anticipate. The risks described in this Safe Harbour Notice are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-

specific risks are reported in Section C. II, Principal segmented business risks in this Safe Harbour Notice. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to Section C. III, Risks relating to our regulatory environment and Section C. IV, Other principal business risks, respectively, in this Safe Harbour Notice.

COVID-19 pandemic and general economic conditions

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, quarantine periods, border closures, travel bans or restrictions and curfews. These measures have significantly disrupted retail and commercial activities in most sectors of the economy. This has resulted in the first half of 2020 in a sharp economic downturn marked by high levels of unemployment, as many businesses reduced or ceased business operations, and reduced consumer spending. The subsequent easing of certain of these measures across Canada allowed many businesses to resume some level of, or increase, activities, often with certain operational adjustments, amid the uncertainty caused by the COVID-19 pandemic. However, resurgences in new COVID-19 cases caused provincial governments to re-introduce restrictive measures including mandatory closures of certain types of businesses, curfews and additional restrictions on social gatherings. Accordingly, resurgences in new COVID- 19 cases have caused and could continue to cause governments to strengthen or re-introduce emergency measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures previously mandated or, potentially, additional measures. The strengthening or re-introduction of emergency measures, or a more prolonged duration of the pandemic, could result in increased adverse economic disruptions and financial markets volatility. The uncertainty brought about by the COVID-19 pandemic could result in increased insolvencies, bankruptcies, permanent store closures, higher unemployment levels and decreased consumer and corporate spending in Canada and around the world. Economic uncertainty could continue or worsen for as long as measures taken to contain the spread of COVID-19 persist and certain of such economic conditions could continue even upon the gradual or complete removal of such measures and thereafter. While government programs supporting workers and small businesses, coupled with low interest rates, sustained some level of consumer and business activities, it is unknown for what period of time such government programs will be maintained. In addition, it is not possible to predict the speed and magnitude of travel recovery and economic rebound and the associated impact on our business once government programs and health restrictions limiting movement of people are withdrawn.

Restrictive measures adopted or encouraged to combat the spread of the coronavirus and the resulting adverse economic conditions are expected to continue to adversely affect our business, financial condition, liquidity and financial results for as long as measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced and potentially upon and after their gradual or complete removal and such adverse effect could be material. Should the COVID-19 pandemic and the temporary closure of non-essential businesses continue for a more prolonged period of time, it would likely result in more employment losses and financial hardship adversely affecting spending by our customers, both businesses and consumers, which could continue or accelerate the decrease in the purchase of certain of our products and services. It may also result in the continued suppression by customers of mobile phone data and offloading onto Wi-Fi networks as customers work from home, as well as influence customer adoption of new services including, without limitation, 5G and Internet of Things (IoT).

A more prolonged COVID-19 pandemic is expected to continue to result in lower business customer activity which could continue to lead to further reduction or cancellation of our services due to economic uncertainty. These adverse results would be exacerbated should the temporary closure of non-essential businesses continue as a result of resurgences in the number of COVID-19 cases. Business customers may continue to postpone purchases of hardware products, downgrade data connectivity speeds, or re-prioritize various business projects with a focus on business continuity instead of growth projects. We may be unable to perform work and render services on the premises of certain business customers due to existing, new or re-introduced government guidelines and health and safety measures. Finally, a certain number of our business customers could become insolvent or otherwise cease to carry on business as a result of the COVID-19 pandemic.

Measures adopted to combat the spread of the coronavirus have resulted in the suspension, delay or cancellation of some live programming and other productions, resulting in reduced audience levels in certain Bell Media market segments. In addition, measures such as social distancing and stay-at-home and work-from- home policies have adversely impacted Bell Media’s radio audience levels and out-of- home (OOH) business, while economic pressures on advertisers have led to the cancellation or deferral of advertising campaigns. These events have adversely affected, and are expected to continue to adversely affect, for as long as they persist, Bell Media’s revenues.

In addition, risk factors, including, without limitation, those described in this Safe Harbour Notice, have been and/or could be exacerbated, or become more likely to materialize, as a result of the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

The extent to which the COVID- 19 pandemic will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, including the development and distribution of effective vaccines and/or treatment options, as well as new information which may emerge concerning the COVID- 19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to above and elsewhere in this Safe Harbour Notice, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

In addition to risks related to the COVID-19 pandemic, other pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services. Any of these events could have an adverse effect on our business and financial performance.

1.	Competitive environment

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing material positions, which has accelerated during the COVID- 19 pandemic. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. In addition, the effects of government policies reserving spectrum at favourable pricing for regional facilities-based wireless service providers continue to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting our network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same taxation and Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

Greater customer adoption of services like 5G, international roaming and resurgence of travel, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. If we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, or if the market does not adopt these new technologies in a pace with our deployment of new solutions, our business and financial results could be adversely affected.

We expect these trends, some of which have intensified during the COVID-19 pandemic, to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

●	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

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The COVID-19 pandemic and the restrictive measures mandated or encouraged to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve for as long as such measures persist, and potentially thereafter, which could adversely affect the sale of our products and services, as well as our revenues and cash flows

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The regional nature of restrictive measures imposed by provincial governments in response to the COVID-19 pandemic could adversely impact our business in certain key markets differently from other industry players

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Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

●	Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, this could lead to increased churn

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The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic adversely impacted our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services. This could continue during the COVID-19 pandemic and thereafter, and potentially worsen if temporary closures of our retail outlets are maintained.

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The convergence of wireline and wireless services is impacting product purchase choice by customers and could accelerate product substitution in favour of lower-margin products as well as accelerate churn, which is expected to increase with the introduction of 5G

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Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

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The timely rollout of 5G mobile service may be adversely impacted by government decisions, constraints on access to network equipment suppliers, the availability of 5G compatible handsets and potential operational challenges in delivering new technology

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The accelerated cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offers and pricing and could have an adverse effect on our business

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Spending rationalization by business customers could lead to higher declines in traditional connectivity value-added services sold and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

●	Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our wireline segment

●	The pressure from simpler, lower cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

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Subscriber and viewer growth is challenged by changing viewer habits, the expansion and accelerated market penetration amidst the COVID-19 pandemic of low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as piracy, account stacking, Canadian Radio-television and Telecommunications Commission (CRTC) arbitration and a fragmentation of audience with an abundance of choices

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Competition with global competitors such as Netflix, Amazon and Disney, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

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The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

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Traditional radio faces accelerated substitution from alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services, which has been exacerbated by the COVID-19 pandemic due to a decline in radio audience driven by reduced travel needs

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The launch by international competitors of low orbit satellites to provide connectivity, primarily in rural areas, represents a new type of competition which could adversely affect our network deployment strategy in such areas

For a further discussion of the risks relating to our competitive environment on a segmented basis, refer to section C. II, Principal segmented business risks.

2.	Regulatory environment

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business. As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace.

For a discussion of our regulatory environment and the principal risks related thereto, refer to Section C. III, Risks relating to our regulatory environment as well as the applicable segmented risk discussions in Section C. II, Principal segmented business risks.

3.	Security management

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather- related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, and theft of, confidential, proprietary, sensitive or personal information, extortion and business disruptions. Information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. There is, however, no certainty that our information security policies, procedures and controls will be effective against all information security attacks.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also exposes us to risks as we have less immediate oversight over their IT domains. Furthermore, the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as artificial intelligence, robotics and smart contracts leveraging blockchain for digital certificate, have significantly increased the threat surface of our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

The COVID-19 pandemic has increased our exposure to information security threats. Remote work arrangements of our employees and those of our suppliers increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, the COVID-19 pandemic has seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

●

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

●	Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

●

Theft, loss, unauthorized disclosure, destruction or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal actions

●	Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

●	Physical damage to network assets impacting service continuity

●

Litigation, investigations, fines and liability for failure to comply with increasingly stringent privacy and information security laws, including via mandatory flow-through of privacy-related obligations by our customers, as well as increased audit and regulatory scrutiny that could divert resources from project delivery

●	Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

●	Increased fraud as criminals leverage stolen information against us, our employees or our customers

●

Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

●

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

●	Higher insurance premiums

In light of the evolving nature and sophistication of information security threats, we seek to continuously adapt our security policies and procedures to protect our information and assets. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

II.	PRINCIPAL SEGMENTED BUSINESS RISKS

1.	Bell Wireless

This section discusses certain principal business risks which specifically affect our Bell Wireless segment, in addition to the other risks, including those related to the COVID-19 pandemic, described elsewhere in this Safe Harbour Notice.

Aggressive competition

Risk

The intensity of competitive activity from national wireless operators, regional facilities-based wireless service providers, non-traditional players and resellers

Regulatory environment

Risk

Greater regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks and limitations placed on future spectrum bidding)

Market maturity

Risk

Slower subscriber growth due to high Canadian smartphone penetration and reduced or slower immigration flow

Potential impact

Pressure on our revenue, adjusted EBITDA, ABPU and churn would likely result if competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as multi-product bundles, to attract new customers

Potential impact

Greater regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our wireless business

Potential impact

A maturing wireless market could challenge subscriber growth and cost of acquisition and retention, putting pressure on the financial performance of our wireless business

2.	Bell Wireline

This section discusses certain principal business risks which specifically affect our Bell Wireline segment, in addition to the other risks, including those related to the COVID-19 pandemic, described elsewhere in this Safe Harbour Notice.

Aggressive competition

Risk

The intensity of competitive activity coupled with new product launches for retail customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers

Regulatory environment

Risk

The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on fibre-to-the-premise (FTTP) facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities or modifies the network configuration of this new service in a way that materially improves the business position of our competitors

The CRTC does not materially revise the rates for aggregated wholesale high-speed access service (available on fibre-to-the-node (FTTN) facilities and the cable facilities of large cable carriers), which rates the CRTC substantially reduced in August 2019 although this reduction is currently stayed by the CRTC pending its final decision on the review and vary applications

Technological advancement and changing customer behaviour

Risk

With technological advancement, the traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

Changing customer habits further contribute to the erosion of network access services (NAS) lines

Potential impact

An increase in the intensity level of competitive activity could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell Wireline’s adjusted EBITDA

Potential impact

In respect of the new disaggregated wholesale high-speed access service available on FTTP facilities, the mandating of rates that are materially different from the rates we proposed or the adoption of a network configuration advantageous for our competitors, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our wireline business

Potential impact

Our market penetration and number of TV subscribers could decline as a result of offerings by BDUs and an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy

The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

The ongoing loss of NAS lines from technological substitution challenges our traditional voice revenues and compels us to develop other service offerings

3.	Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks, including those related to the COVID-19 pandemic, described elsewhere in this Safe Harbour Notice.

Aggressive competition,

piracy and regulatory

constraints

Risk

The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms, direct-to-consumer distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies from non-traditional global players and regulations that require all BDUs to make TV services available à la carte

Advertising and

subscription revenue

uncertainty

Risk

Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and OOH platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services.

Advertising market could be further impacted by cancelled/delayed advertising

Rising content costs and

ability to secure key content

Risk

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth. Production delays attributable to the COVID-19 pandemic could further pressure our ability to secure key content in the short term.

campaigns from many sectors due to the economic downturn during the COVID-19 pandemic

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

Potential impact

Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Potential impact

Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue.

The COVID-19 pandemic could continue to drive a material decline in advertising revenue across all Bell Media platforms

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Potential impact

Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.	Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau. As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may further be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services. Additional mandated services, as well as lower mandated wholesale rates, could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

1.1	Review of key legislation

On June 5, 2018, the Minister of Innovation, Science and Industry and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review was led by a panel of external experts tasked with consulting industry members and Canadian consumers. On January 29, 2020, the review panel issued a report that included 97 recommendations. Reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses.

On November 3, 2020, the Government of Canada tabled Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Key among the proposed amendments is that both foreign and domestic online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. It is anticipated that additional reform to fully modernize the Broadcasting Act will be forthcoming at a later date.

It is unclear which of the panel’s remaining recommendations, if any, may be adopted by the government, whether Bill C-10 will receive royal assent and when any adopted reforms would come into force. Therefore, the impact, if any, of these recommendations and the draft amendments to the Broadcasting Act on our business and financial results is unclear at this time.

2.	Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1	Review of mobile wireless services

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The purpose of the proceeding is to consider changes to the wireless regulatory framework developed in 2015. The main issues in the CRTC’s consultation include (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. With respect to MVNOs, the CRTC expressed the preliminary view that it would be appropriate for the national wireless carriers to provide wholesale MVNO access. The CRTC held a public hearing in February 2020 and a decision is expected in 2021. It is unclear what impact, if any, the results of this consultation could have on our business and financial results. However, a decision by the CRTC mandating MVNO access would negatively impact our capacity to make investments at the same levels as we have in the past and, accordingly, it would put at risk our ability to invest in next-generation networks.

2.2	Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Quebec. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017- 312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. On June 11, 2020, the CRTC launched a new proceeding (refer to section C. III.2.5 Review of network configuration for disaggregated wholesale access below) to reconsider the network configuration of the disaggregated wholesale high-speed access service it mandated in 2015 and suspended the finalization of the interim rates and terms of tariff that were set in 2017 until further notice. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

2.3	CNOC’s application on retail FTTP broadband services

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to Internet service providers (ISPs), at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services. The implementation of CNOC’s proposal would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, as well as improve the business position of our competitors and adversely impact our financial results.

2.4	Review of wholesale FTTN high-speed access service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified. In response to this Decision, Bell Canada reduced the scope of its broadband wireless Internet build-out plan for smaller towns and rural communities by approximately 200,000 households.

Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Vidéotron Ltée) (together, the Applicants) obtained leave to appeal the Decision from the Federal Court of Appeal, and the Federal Court of Appeal granted a stay of the Decision until making a final ruling. The Federal Court of Appeal issued a decision on September 10, 2020 in which it rejected the appeal and lifted the stay. The Applicants have sought leave to appeal the decision of the Federal Court of Appeal to the Supreme Court of Canada.

The Applicants and TELUS Communications Inc. (Telus) also filed review and vary applications of the Decision with the CRTC. On September 28, 2020, the CRTC issued a stay of the Decision pending its final decision on the review and vary applications. The Applicants and Telus also appealed the Decision to the Federal Cabinet. On August 19, 2020, the Federal

Cabinet issued an Order in Council noting that a further decision from the CRTC regarding the review and vary applications is pending. While it did not overturn the Decision, the Order in Council also stated that: “the final rates set by the decision do not, in all instances, appropriately balance the objectives of the wholesale services framework”. The implementation of final wholesale rates that are significantly below those in the market today and/or the requirement to refund monies to third-party resellers could improve the business position of our competitors, further impact our investment strategy and adversely impact our financial results.

2.5	Review of network configuration for disaggregated wholesale access

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high- speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under C. III.2.2 Mandated disaggregated wholesale access to FTTP networks above. The launch of this new consultation has suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

2.6	Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current ‘Phase II’ costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.7	CRTC review of access to poles

On October 30, 2020, the CRTC launched a proceeding to request comments on potential regulatory measures to make access to poles owned by TCCs, such as Bell Canada, more efficient. As part of this proceeding, the CRTC specifically requested comments on whether there should be maximum time limits for the completion of make ready work; whether all occupants of a pole should be responsible for the costs associated with pole maintenance and make ready work; whether there should be a limit on the amount of time for which a pole owner can reserve spare capacity on a pole; and whether the CRTC can and should take steps to improve access to electric utility pole, having regard to the limit of its jurisdiction. We have implemented improvements to our pole access procedures and requested CRTC approval for the implementation of a one touch make ready process, starting with a trial in Québec. This proceeding may result in other modifications to the current regulatory process for access to poles. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.8	National wireless services consumer code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e., businesses that on average spend less than $2,500 per month on telecommunications services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15- day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things.

2.9	Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

3.	Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

3.1	Television service provider code

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated TV service providers, as well as exempt TV service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for TV services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about TV services.

4.	Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

4.1	ISED decision and consultation on 3500 MHz and other spectrum

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band. ISED decided that it will allow flexible use (which allows spectrum to be used for both fixed and mobile services) in the 3450-3650 megahertz (MHz) band. This allows ISED to issue flexible use licences in this frequency range. ISED will require existing licensees to return a portion of their existing licences in return for a flexible use licence following the auction. Existing licensees that currently hold 75 MHz of spectrum or more of fixed use licences in a given area will be eligible to apply for a new flexible use licence of 60 MHz in the related area; those with 50 MHz of spectrum will be eligible to apply for 50 MHz; and all other licensees will be eligible to apply for 20 MHz. Existing licensees will be allowed to continue operating where they do not prevent the deployment of new licences. If they are required to transition, they will be subject to a protection period of six months to three years, depending on the size of the population centre in the area in which they operate. As discussed under section C. III.4.3 ISED consultation on 3800 MHz spectrum below, ISED launched a consultation to determine the amount of spectrum that would be assigned for flexible use in the 3700-4200 MHz band. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

4.2	3500 MHz spectrum auction

On March 5, 2020, ISED released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which will govern the auction of spectrum licences in the 3500 MHz band. ISED will set aside 50 MHz of spectrum for regional service providers in all areas where at least 50 MHz will be available for auction or all available spectrum in areas with a large population centre where less than 50 MHz is available. The auctioned licences will have a 20-year term and set-aside licences will not be transferable to set- aside ineligible entities for the first 5 to 7 years of the licence term. In addition, licensees will need to meet general network coverage targets in each licence area at 5, 10 and 20 years following licence issuance. Licensees with existing LTE networks will be subject to additional deployment requirements based on their existing LTE coverage. While the adoption of set-aside provisions limits the amount of spectrum that Bell Mobility can bid on, ISED will not apply a spectrum cap on licensees. Initially scheduled to begin on December 15, 2020, bidding in the auction has been rescheduled to begin on June 15, 2021.

4.3	ISED consultation on 3800 MHz spectrum

On August 27, 2020, ISED released a Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band. In this consultation, ISED is seeking input on how to introduce flexible use services (i.e., fixed and mobile) in the 3650-4200 MHz band (referred to as the 3800 MHz band) and the amount of spectrum to be made available. ISED is proposing to clear fixed satellite services from the 3700-4000 MHz frequency range (with some exceptions) by December 2023 to allow flexible use service. ISED is also proposing to move wireless broadband services from 3650-3700 MHz to 3900-3980 MHz. In addition, ISED is seeking comments on a proposal by Telesat Canada to allocate flexible use spectrum in 3700-3900 MHz via a private sale in the secondary market and to clear the 3900- 4100 MHz portion of the band for flexible use services through a future ISED auction licensing process. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

4.4	Decision on Releasing Millimetre Wave Spectrum to Support 5G

On June 5, 2019, ISED issued its Decision on Releasing Millimetre Wave Spectrum to Support 5G. In this decision, ISED announced that spectrum in the 26 gigahertz (GHz), 28 GHz, and 37-40 GHz bands will transition from satellite use to flexible use (i.e., mobile or fixed use). ISED will designate the 64-71 GHz band for licence-exempt operations on a no-interference, no-protection basis. ISED indicated that it will establish the details and specific rules through one or more future consultations. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

5.	Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.	Other

6.1	Copyright Act review

On December 13, 2017, the federal government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, led the process, which began in February 2018. The Standing Committee on Canadian Heritage released its report on May 15, 2019 and the Standing Committee on Industry, Science and Technology released its report on June 3, 2019. Each Committee made a series of recommendations in respect of the rights of Canadian copyright holders and users and the effectiveness of Canadian copyright law. At this time, it is not known whether these reports will lead to amendments to the Copyright Act and the impact of any potential amendments on our business and financial results is unknown.

6.2	Review of the CRTC’s regulatory framework for Northwestel

On November 2, 2020, the CRTC launched a proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or it may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

6.3	Bill C-11: The Digital Charter Implementation Act, 2020

On November 17, 2020, the Minister of Innovation, Science, and Economic Development tabled Bill C-11, entitled the Digital Charter Implementation Act, 2020. If passed, the Bill will establish a new private sector privacy law in Canada, the Consumer Privacy Protection Act (CPPA) and a new Personal Information and Data Protection Tribunal. The proposed changes to Canada’s privacy regime include new consumer rights to data mobility and a new private right of action for individuals. The CPPA includes strong new enforcement tools that give the newly constituted Personal Information and Data Protection Tribunal the power to impose, upon recommendation by the Office of the Privacy Commissioner of Canada, administrative monetary penalties amounting to the greater of $10 million or 3 per cent of global revenue and in some cases, for serious offences, the greater of $25 million or 5 per cent of global revenue. No coming into force date has yet been released but public statements by the Minister indicate that it is likely to come into effect in 2022.

IV.	OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation in addition to those previously discussed in this document under Section C. I, Principal consolidated business risks, Section C. II, Principal segmented business risks and Section C. III, Risks relating to our regulatory environment.

1.	Technology/infrastructure transformation
2.	Customer experience
3.	Operational performance
4.	People
5.	Dependence on third-party suppliers
6.	Financial management
7.	Litigation and legal obligations
8.	Environmental and health concerns

1.	Technology/infrastructure transformation

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, open source software, artificial intelligence and machine learning. They also seek to transform our network and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations as well as providing omni-channel capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to transform our operations fast enough, enabling a truly customer-centric service experience across a constantly evolving profile of world- class products and services at all points of interaction, while lowering our cost structure, could hinder our ability to compete on footprint, service experience and cost structure and have an adverse impact on our business and financial results.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to maximize adaptable infrastructures, processes and technologies to quickly and efficiently respond to evolving customer patterns and behaviours and leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTN or FTTP, the potential for additional mandated access to our networks or the imposition of wholesale obligations on wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

●

The COVID-19 pandemic may bring about further incremental costs, delays, unavailability of equipment and materials or inability to access customer premises, as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, all of which may impact our ability to expand our networks or to start, advance or complete both currently planned network deployment projects and other projects

●

We, and other telecommunications carriers we rely on to provide services, must be able to purchase high-quality network equipment and services from third-party suppliers on a timely basis and at a reasonable cost (refer to section C. IV.5., Dependence on third-party suppliers below for more details)

●	Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, FTTP, WTTP and wireless rollouts

●	Suboptimal capital deployment in network build, infrastructure and process upgrade, and customer service improvement, could hinder our ability to compete effectively

●	The successful deployment of WTTP and 5G mobile services could be impacted by various factors, including environmental factors, affecting coverage and costs

●

Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP and WTTP deployment in terms of geographic preference and pace of rollout

●

The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations

●

New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense

●

As content consumption habits evolve and viewing options increase, our ability to develop alternative delivery vehicles in order to seek to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

●

Successfully managing the development and deployment on a timely basis of relevant product solutions to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

●

We must be able to take advantage of new opportunities, in order to meet our business objectives, such as those introduced by “big data” which is subject to many challenges including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

2.	Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service stems from our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. These customer demands have intensified in response to the COVID-19 pandemic and, while we introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic adversely impacted our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services. This could continue during the COVID-19 pandemic and thereafter, and potentially worsen if temporary closures of our retail outlets are maintained. Failure to develop true omni-channel capabilities and improve self-serve tools could adversely affect our business, financial results, reputation and brand value.

Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. Failure to improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as artificial intelligence and machine learning, in parallel to our network evolution, could also adversely affect our business, financial results, reputation and brand value.

3.	Operational performance

3.1	Our networks, IT systems and data centre assets are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline and media services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance. Furthermore, as we transition towards newer technologies including software-defined networks and cloud services, we will need to manage the possibility of some instability during the transition.

Stay-at-home and work-from-home measures implemented by governments and businesses during the COVID-19 pandemic have impacted the nature of our customers’ use of our networks, products and services. This has created unprecedented capacity pressure on certain areas of our wireless, wireline and broadcast media networks. Although, as a result of various steps we have taken aimed at maintaining the continuity of essential services, our networks have, in general, adequately sustained such increased usage, there can be no assurance that this will continue to be the case. Home offices can be anywhere in the country and network performance and/or reliability may vary depending on the location. Network failures and slowdowns could have an adverse effect on our brand and reputation and adversely affect subscriber acquisition and retention as well as our financial results. We may also need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion during the COVID-19 pandemic and beyond.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

●

The COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, which may impact our ability to maintain or upgrade our networks in order to accommodate substantially increased network usage due to stay-at-home and work-at-home measures and to provide the desired levels of customer service

●

Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations

●	If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial results

●	We may experience more service interruptions or outages due to aging legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

●	There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems

3.2	Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. As discussed in more detail in section C. IV.8.1, Environmental and health concerns - Climate change and other environmental concerns could have an adverse effect on our business below, climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of the above-mentioned environmental risks. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, amongst others, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, all of which could impact our operations and business continuity strategies.

3.3	Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada, we currently have satellites under contract with Telesat Canada. Telesat Canada operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat Canada’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

4.	People

Our employees and contractors are key resources and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on the tasks they are completing and the environment in which they are functioning. Failure to achieve these basic expectations could adversely affect our organizational culture, reputation, business and financial results, as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes essential the development of a comprehensive human resources strategy to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

The COVID-19 pandemic introduced new, and amplified existing, people-related risks. From the beginning of the pandemic, we prioritized the health and safety of our team by implementing strict sanitation and safety procedures and equipping our teams with required personal protective equipment and additional tools, accelerated remote work arrangements, reallocated impacted employees to different functions where possible, ensured wage support for employees impacted by temporary closures or workload reduction, and provided enhanced access to workplace mental health services. However, we must nonetheless manage health and safety concerns related to COVID-19 in relation to our regular daily activities, in addition to the challenges brought about by remote work arrangements. A further extended period of remote work arrangements could strain our business continuity plans, impair our ability to engage and motivate employees, impact our ability to develop and launch new products and services and introduce additional operational risks or exacerbate our exposure to existing ones, which could impair our ability to manage our business. Potential social or mental fatigue from adjusting to prolonged remote work arrangements could further impact productivity and work-life balance. In addition, labour disruptions and shortages would also negatively affect our ability to sell our products and services, install new services or make repairs on customer premises. Any prolonged illness of our senior executives could have an adverse effect on the management of our business and on our financial results.

Other examples of people-related risks include the following:

●

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

●

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found

●

Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. During the bargaining process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

●

Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact

●	Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results

5.	Dependence on third-party suppliers

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance and oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers of equipment and other products and services, as well as outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud- based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with our dependence on third-party suppliers include the following:

●

We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the COVID-19 pandemic and our suppliers or vendors experience operational failures, such failures could result in supply chain disruptions which could adversely affect our business. Such risk of supply chain disruptions would be increased in the event of further economic downturn and/or liquidity issues affecting our suppliers. Incremental costs, delays or unavailability of equipment, materials and products, as well as unavailability of our suppliers and contractors’ employees, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, could further adversely affect our business.

●

The insolvency of one or more of our suppliers could cause a break-down in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

●

The consequences of the COVID-19 pandemic could adversely impact the operations of our call centres and, consequently, our customer service. Although we have trained certain of our employees to perform customer service functions, there can be no assurance that a sufficient number of employees have been trained or that they are acquiring the same level of knowledge or efficiency as those in our call centres. Also, as a result of COVID-19 restrictions, many of our call centre operators have had to move their resources to work from home. We rely upon our suppliers to ensure that such employees comply with security requirements while working from a remote location.

●

Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

●	Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed

●	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

●

If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.

●

Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, financial results and reputation.

●

We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, financial results and reputation.

●

BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

6.	Financial management

6.1

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of the COVID-19 pandemic. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the governments’ and central banks’ interventions is uncertain. In addition, it is uncertain whether and for how long such interventions will continue. Economic uncertainty could negatively impact equity and debt capital markets, could cause interest rate and currency volatility and movements, and could adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the COVID-19 pandemic on our customers’ financial condition could further adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized trade receivables programs.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

6.2	We cannot guarantee that dividends will be increased or declared

Increases in the BCE common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of BCE’s board of directors (the BCE Board) and, consequently, there can be no guarantee that the dividend on common shares will be increased or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

6.3	We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of the BCE 2019 Annual MD&A and in Note 26 to BCE’s 2019 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2020 MD&A, Second Quarter (Q2) 2020 MD&A and Third Quarter (Q3) 2020 MD&A, and BCE’s Q1, Q2 and Q3 2020 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

6.4

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and defined benefits pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-

employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance. In addition, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term by the COVID-19 pandemic. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post- employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

6.5	Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

6.6	The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

●	Increased costs related to the COVID-19 pandemic could continue for a certain period of time

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Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

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Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

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Failure to contain growing operational costs related to network sites, network performance, footprint expansion, spectrum licences and content and equipment acquisition could have a negative effect on our financial performance

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Fluctuations in energy prices are partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

●	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

6.7	The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

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Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

●	Subscription fraud on accounts established with a false identity or paid with a stolen credit card

●	Fraudulent (unauthorized) access and manipulation of customer accounts, including through sim-swap and port out fraud

●	Network usage fraud such as call/sell operations using our wireline or wireless networks

●	Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

6.8	Economic conditions and changing customer behaviour could lead to further impairment charges and changes to estimates

As a result of the COVID-19 pandemic, in the second quarter of 2020, we recorded an impairment charge in our Bell Media segment relating to certain assets for our English TV, French TV and radio services. It is possible that the estimates currently recorded in our financial results for the year ended December 31, 2020 could change again in the future. This may include valuations and estimates related to allowance for doubtful accounts and impairment of contract assets, both of which take into account current economic conditions, as well as historical and forward-looking information, inventory valuation reserves, impairment of non-financial assets, derivative financial instruments, post-employment benefit plans and other provisions.

7.	Litigation and legal obligations

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business, financial performance and reputation. In addition, the increase in laws and regulations around customer interactions and the technological evolution of our business create an environment of complex compliance requirements which must be adequately managed.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

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As discussed in more detail in Section C. III, Risks relating to our regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature

●	Consumer protection legislation

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Privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as other privacy legislation we may become subject to via mandatory flow-through of privacy-related obligations by our customers, including the General Data Protection Regulation (EU)

●	Tax legislation

●	Corporate and securities legislation

●	IFRS requirements

●	Environmental protection and health and safety laws

●	Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2019 Annual Information Form, as updated in BCE’s Q1 2020 MD&A.

Finally, the failure of our employees, suppliers or other business partners to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as our policies and contractual obligations, could also expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts.

8.	Environmental and health concerns

8.1	Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in section C. IV.3.2 , Operational performance - Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities above. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business. In addition, rising mean temperatures and extended heat waves could increase the need for cooling capacity in our network infrastructure, thus increasing our energy consumption and associated costs. Several areas of our operations also raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

8.2	Health concerns about radiofrequency emissions from wireless communication devices and equipment could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

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We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits would be unpredictable and could change over time

●	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

●	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

Any of these events could have an adverse effect on our business and financial performance.